The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are neither offers to sell nor solicitations of offers to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Filed Pursuant to Rule 424(b)(7)

Registration No. 333-224206

SUBJECT TO COMPLETION, DATED MAY 26, 2020

Preliminary Prospectus Supplement

to Prospectus dated February 19, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.

10,236,000 Limited Partnership Units

This offering (the “Offering”) of limited partnership units (the “LP Units”) of Brookfield Renewable Partners L.P. (the “Partnership”, and collectively with its subsidiary entities and operating entities, “Brookfield Renewable”) under this prospectus supplement (this “Prospectus Supplement”) consists of 10,236,000 LP Units at a price of $                 per LP Unit (the “Offering Price”). 5,600,000 LP Units are being offered by Brookfield Holdings (Alberta) Limited (“BHAL”) and 4,636,000 LP Units are being offered by Brookfield Investments Corporation (“BIC”). In the event that the Underwriters (as defined below) exercise their Over-Allotment Option (as defined below), the LP Units comprising the Over-Allotment Option will be offered by Brookfield Renewable Power Inc. (“BRPI” and collectively with BHAL and BIC, the “Selling Securityholders”). We will not receive any proceeds from the sale of LP Units to be offered by the Selling Securityholders. The expenses of the Offering, not including the underwriting commissions, are estimated at $                 and are payable by the Partnership.

Brookfield Asset Management Inc. (“BAM”), the controlling securityholder of the Partnership, indirectly owns all of the voting securities of the Selling Securityholders.

The holders of LP Units (the “Unitholders”) will be entitled to receive distributions, as and when declared by the board of directors of Brookfield Renewable Partners Limited (the “General Partner”), the general partner of the Partnership, payable quarterly on the last day of December, March, June and September of each year, to Unitholders of record on the last business day of November, February, May and August, respectively. The first distribution that purchasers of the LP Units offered hereunder will be entitled to receive, if they continue to own the LP Units, is the distribution expected to be payable on or about September 30, 2020 to holders of record on or about August 31, 2020. A purchaser who acquires LP Units in the Offering will not be entitled to receive the distribution payable on June 30, 2020 to holders of record on May 29, 2020.

The LP Units trade on the Toronto Stock Exchange (the “TSX”) under the symbol “BEP.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “BEP”. On May 22, 2020, before the public announcement of the Offering, the closing price of the LP Units on the TSX and the NYSE was C$67.90 and $48.50 per LP Unit, respectively.

Investing in the LP Units involves risks. See “Risk Factors” beginning on page S-9 of this Prospectus Supplement, beginning on page 1 of the accompanying prospectus of our Partnership dated February 19, 2020 (the “Prospectus”), the risk factors included in our most recent Annual Report (as defined below), and in other documents incorporated by reference in this Prospectus Supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriters’ Fee(1)	Net Proceeds to the Selling Securityholders(2)
Per LP Unit	$	$	$
Total(3)	$	$	$

(1)	The Underwriters’ fee is equal to % of the gross proceeds of the Offering. See “Underwriting”.
(2)	The expenses of the Offering, not including the Underwriters’ fee, are estimated to be $ and are payable by the Partnership.
(3)

BRPI has granted the Underwriters the option (the “Over-Allotment Option”) exercisable for 30 days after the closing date of the Offering to purchase from BRPI on the same terms up to 1,535,400 additional LP Units to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public will be $            , the Underwriters’ fee will be $             and the net proceeds to the Selling Securityholders will be $            . This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the LP Units issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires LP Units forming part of the over-allotment position acquires those LP Units under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters (as defined below) expect to deliver the initial LP Units on or about                 , 2020 through the book-entry facilities of CDS Clearing and Depository Services Inc.

Joint Book-Running Managers

Scotiabank	TD Securities	CIBC Capital Markets

The date of this Prospectus Supplement is                 , 2020

PROSPECTUS SUPPLEMENT

You should only rely on the information contained or incorporated by reference in this Prospectus Supplement, the accompanying Prospectus, or any “free writing prospectus” we may authorize to be delivered to you, as they may be amended or supplemented. Neither we, the Selling Securityholders nor the Underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the Selling Securityholders nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement, the accompanying Prospectus, any “free writing prospectus” we may authorize to be delivered to you, or the documents incorporated by reference herein or therein is accurate only as of the date on the front of such documents. Our business, operating results, financial condition and prospects may have changed since those dates.

The Selling Securityholders are offering to sell the LP Units and are seeking offers to buy the LP Units, only in jurisdictions where such offers and sales are permitted. The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the LP Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus Supplement or the accompanying Prospectus must inform themselves about and observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement and the accompanying Prospectus outside the United States. This Prospectus Supplement and the accompanying Prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are formed under the laws of Bermuda, some of the officers and directors of our General Partner and some of the experts named in this Prospectus Supplement are residents of Canada or another non-U.S. jurisdictions and a portion of our assets and the assets of those officers, directors and experts are located outside the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this Prospectus Supplement, which describes the material terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference. The second part, the accompanying Prospectus, provides more general information about the Partnership and the LP Units and certain other securities that the Partnership and other issuers may offer from time to time, some of which may not apply to the Offering.

Capitalized terms which are used but not otherwise defined in this Prospectus Supplement shall have the meaning ascribed thereto in the accompanying Prospectus.

Unless the context requires otherwise, when used in this Prospectus Supplement, the terms “we”, “us” and “our” refer to Brookfield Renewable, references to “BAM” mean Brookfield Asset Management Inc. and references to “Brookfield” mean Brookfield Asset Management Inc. and its affiliates (other than Brookfield Renewable). In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars.

If the description of the Offering varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Prospectus Supplement and the documents incorporated by reference herein include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, the Partnership’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, statements regarding the Special Distribution (as defined below) of BEPC Shares (as defined below) and the TERP acquisition (as defined below) whereby

Brookfield Renewable will acquire all of the outstanding class A shares of common stock of TerraForm Power, Inc. (“TerraForm Power”) not already held by Brookfield Renewable and its affiliates. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the following:

•

changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities;

•	volatility in supply and demand in the energy markets;

•	our inability to re-negotiate or replace expiring power purchase agreements on similar terms;

•	increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	an increase in the amount of uncontracted generation in our portfolio;

•	industry risks relating to the power markets in which we operate;

•	the termination of, or a change to, the hydrological balancing pool administered by the government of Brazil;

•	increased regulation of our operations;

•	contracts, concessions and licenses expiring and not being renewed or replaced on similar terms;

•	our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•	increases in the cost of operating our plants;

•	our failure to comply with conditions in, or our inability to maintain, governmental permits;

•	equipment failures, including relating to wind turbines and solar panels;

•	dam failures and the costs and potential liabilities associated with such failures;

•	force majeure events;

•	the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have (including any impacts on our offtakers and other counterparties);

•	uninsurable losses and higher insurance premiums;

•	adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure;

•	availability and access to interconnection facilities and transmission systems;

•	health, safety, security and environmental risks;

•	energy marketing risks;

•	disputes, governmental and regulatory investigations and litigation;

•	counterparties to our contracts not fulfilling their obligations;

•	the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;

•	our operations being affected by local communities;

•	fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;

•	some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses;

•	our reliance on computerized business systems, which could expose us to cyber-attacks;

•	newly developed technologies in which we invest not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	our inability to finance our operations due to the status of the capital markets;

•	operating and financial restrictions imposed on us by our loan, debt and security agreements;

•	changes to our credit ratings;

•	our inability to identify sufficient investment opportunities and complete transactions;

•	the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions;

•	our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects;

•

delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners;

•

Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;

•	we do not have control over all our operations or investments;

•	political instability or changes in government policy;

•	foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•	changes to government policies that provide incentives for renewable energy;

•	a decline in the value of our investments in securities, including publicly traded securities of other companies;

•	we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	the separation of economic interest from control within our organizational structure;

•

future sales and issuances of LP Units, preferred limited partnership units (“Preferred Units”) in the capital of the Partnership or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of the LP Units or Preferred Units;

•	the incurrence of debt at multiple levels within our organizational structure;

•	being deemed an “investment company” under the U.S. Investment Company Act of 1940;

•	the effectiveness of our internal controls over financial reporting;

•	our dependence on Brookfield and Brookfield’s significant influence over us;

•	the departure of some or all of Brookfield’s key professionals;

•	changes in how Brookfield elects to hold its ownership interests in the Partnership;

•	Brookfield acting in a way that is not in the best interests of the Partnership or our Unitholders; and

•	other factors described in this Prospectus Supplement and the accompanying Prospectus, including those set forth under “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Prospectus Supplement and the documents incorporated by reference herein and should not be relied upon as representing our views as of any date subsequent to such dates. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and “Risk Factors” in the Annual Report (as defined below) and in other documents we incorporate in this Prospectus Supplement by reference.

The risk factors included in this Prospectus Supplement and in the documents incorporated by reference could cause our actual results and our plans and strategies to vary from our forward-looking statements and information. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. We qualify any and all of our forward-looking statements and information by these risk factors. Please keep this cautionary note in mind as you read this Prospectus Supplement and the documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof. The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)

our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on February  28, 2020, as amended by Amendment No.1 thereto, filed with the SEC on March 18, 2020 (collectively, the “Annual Report”);

(b)

exhibit 99.3 of our report on Form 6-K furnished on March 27, 2020 relating to the Partnership’s material change report dated March 26, 2020 in respect of the Reorganization Agreement (as defined below);

(c)	exhibit 99.1 of our report on Form 6-K furnished on April 21, 2020 relating to the Partnership’s statement of executive compensation for the year ended December 31, 2019;

(d)

exhibit 99.1 of our report on Form 6-K furnished on May 4, 2020 relating to the unaudited pro forma financial statements of the Partnership for each of the years in the three-year period ended December 31, 2019; and

(e)	exhibits 99.2 and 99.3 of our report on Form 6-K furnished on May 6, 2020 relating to our Partnership’s financial results for the three months ended March 31, 2020 and 2019.

In addition, all subsequent annual reports filed by us with the SEC on Form 20-F and any current reports on Form 6-K filed or furnished by us that is identified in such form as being incorporated by reference into the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part, in each case subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement as of the date of the filing or furnishing of such documents. We shall undertake to provide without charge to each person to whom a copy of this Prospectus Supplement and the accompanying Prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus Supplement and the accompanying Prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to:

Brookfield Renewable Partners L.P.

Corporate Secretary

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the accompanying Prospectus shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement, or in the accompanying Prospectus or in any other subsequently filed or furnished document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

SUMMARY

The Partnership

The Partnership is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883, as amended, of Bermuda. The Partnership’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, its website is https://bep.brookfield.com and the telephone number is +1.441.294.3304.

Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,300 megawatts (“MW”) of installed capacity and annualized long-term average generation of approximately 57,400 gigawatt hours, in addition to a development pipeline of approximately 13,000 MW, making us one of the largest pure-play public renewable companies in the world.

The Partnership is a holding entity and its only substantial asset is its approximate 57.5% limited partnership interest in Brookfield Renewable Energy L.P. (“BRELP”).

Proposed Privatization of TerraForm Power

On March 16, 2020, the Partnership entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Brookfield Renewable Corporation (“BEPC”), 2252876 Alberta ULC, TerraForm Power and TerraForm Power NY Holdings, Inc. pursuant to which, subject to the terms and conditions of the Reorganization Agreement, the Partnership has agreed to acquire all of the outstanding shares of Class A common stock of TerraForm Power, other than the approximately 62% currently owned by the Partnership and its affiliates (the “TERP acquisition”).

Concurrently with the closing of the TERP acquisition and as previously announced, the Partnership intends to distribute to existing holders of LP Units class A exchangeable subordinate voting shares (“BEPC Shares”) of BEPC (the “Special Distribution”). Pursuant to the terms of the Reorganization Agreement, each holder of Class A common stock of TerraForm Power that are not already owned by the Partnership and its affiliates (the “Public Shares”) will be entitled to receive, as consideration for each Public Share held by such holder, 0.381 of a BEPC Share, or, at the election of such holder, 0.381 of an LP Unit, in each case as adjusted for the Special Distribution.

The TERP acquisition is subject to, among other things, the non-waivable approval of TerraForm Power shareholders representing a majority of the outstanding shares of Class A common stock of TerraForm Power not owned by Brookfield Renewable and its affiliates. A special committee of the board of directors at TerraForm Power, comprised solely of non-executive, independent directors of TerraForm Power, has unanimously recommended that TerraForm Power stockholders approve the TERP acquisition. Nonetheless, there can be no assurance that TerraForm Power stockholders not affiliated with the Partnership will approve any transaction, that the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule or that the TERP acquisition will be completed. Subject to the receipt of stockholder approval and the satisfaction of all closing conditions, the TERP acquisition is expected to close in the third quarter of 2020. For additional information, please see the Partnership’s material change report dated March 26, 2020, which is incorporated by reference herein.

Recent Developments

On April 3, 2020, a subsidiary of the Partnership issued C$350 million aggregate principal amount of medium-term notes, comprised of C$175 million aggregate principal amount of Series 11 Notes, due January 2029, with an effective interest rate of 3.57% and C$175 million aggregate principal amount of Series 12 Notes, due January 2030, with an effective interest rate of 3.62%.

The Offering

Issuer	Brookfield Renewable Partners L.P.

Selling Securityholders	Brookfield Holdings (Alberta) Limited Brookfield Investments Corporation Brookfield Renewable Power Inc.

LP Units offered by us	We are not selling any LP Units in the Offering.

LP Units offered by the Selling Securityholders

5,600,000 LP Units offered by Brookfield Holdings (Alberta) Limited.

4,636,000 LP Units offered by Brookfield Investments Corporation.

1,535,400 LP Units offered by Brookfield Renewable Power Inc. if the Underwriters exercise the Over-Allotment Option in full.

LP Units to be Issued and Outstanding After the Offering	179,016,978 LP Units

Use of Proceeds	Brookfield Holdings (Alberta) Limited and Brookfield Investments Corporation, and if the Over-Allotment Option is exercised, Brookfield Renewable Power Inc., will receive all of the net proceeds from the sale of the LP Units in the Offering. We will not receive any of the proceeds from the sale of the LP Units by the Selling Securityholders. See “Use of Proceeds.”

Risk Factors	Investing in the LP Units involves risks. You should carefully consider the information set forth in the section entitled “Risk Factors” in this Prospectus Supplement and our most recent Annual Report, and the other information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in deciding whether to purchase our LP Units.

NYSE Symbol for the LP Units	“BEP”

TSX Symbol for the LP Units	“BEP.UN”

RISK FACTORS

An investment in the LP Units involves a high degree of risk. Before deciding to invest in the LP Units, investors should carefully consider the risks set forth below, the risk factors described in Item 3.D “Risk Factors” of the Annual Report, and in other documents incorporated by reference in this Prospectus Supplement, as updated by the Partnership’s subsequent filings with the securities regulatory authorities in Canada and the United States, which are incorporated in this Prospectus Supplement by reference. Any of these risks could materially and adversely affect the Partnership’s business, properties, operations, results, financial condition, prospects or assets, which could in turn materially adversely affect the value of the LP Units. Additional risks and uncertainties not currently known to the Partnership, or that are currently considered immaterial, may also materially and adversely affect the business, properties, operations, results, financial condition, prospects or assets of the Partnership. For more information, see “Documents Incorporated by Reference”.

Risks Relating to the TERP acquisition

Failure to complete the TERP acquisition could negatively impact the stock prices and the future business and financial results of the Partnership.

The completion of the TERP acquisition is subject to a number of conditions, including, among other things, the affirmative vote of a majority of outstanding shares of TerraForm Power common stock entitled to vote that are not owned, directly or indirectly, by the Partnership and its affiliates. If the TERP acquisition is not completed, the ongoing business of the Partnership may be adversely affected and the Partnership will be subject to several risks, including the following:

•	having to pay certain costs relating to the TERP acquisition, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•

under the Reorganization Agreement, the Partnership being subject to certain restrictions on the conduct of its business outside of the ordinary course, which may adversely affect its ability to execute certain business strategies; and

•	the focus of management on the TERP acquisition instead of on pursuing other opportunities that could be beneficial to the Partnership;

in each case, without realizing any of the benefits of having the TERP acquisition completed. In addition, if the TERP acquisition is not completed, the Partnership may experience negative reactions from the financial markets and from its respective customers and employees. If the TERP acquisition is not completed, the Partnership cannot assure its Unitholders that these risks will not materialize and will not adversely affect the business, financial results and unit prices of the Partnership.

The TERP acquisition may be subject to litigation, which could delay the TERP acquisition and prevent the TERP acquisition from being completed.

The Partnership, BEPC and TerraForm Power may in the future be party to legal proceedings and claims related to the TERP acquisition. Legal challenges to the TERP acquisition could result in an injunction, preventing or delaying the completion of the TERP acquisition.

The TERP acquisition is subject to the receipt of numerous approvals, including from TerraForm Power stockholders. Failure to obtain these approvals would prevent the completion of the TERP acquisition.

In addition to the required regulatory clearances and the applicable TerraForm Power stockholder approvals, the TERP acquisition is subject to a number of other conditions beyond the Partnership’s, BEPC’s and TerraForm Power’s control that may prevent, delay or otherwise materially adversely affect its completion. The Partnership, BEPC and TerraForm Power cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the TERP acquisition for a significant period of time or prevent it from occurring at all.

The Reorganization Agreement subjects the Partnership and TerraForm Power to restrictions on their respective business activities prior to completion of the TERP acquisition.

The Reorganization Agreement obligates the Partnership and TerraForm Power to generally operate their respective businesses in the ordinary course in all material respects consistent with past practice prior to completion of the TERP acquisition and, subject to certain exceptions, to refrain from certain actions during that time. These restrictions could prevent the Partnership and TerraForm Power from pursuing attractive business opportunities that arise prior to the completion of the TERP acquisition and are outside the ordinary course of business.

The TERP acquisition and the integration of TerraForm Power will involve substantial costs.

The Partnership and TerraForm Power have incurred and expect to continue to incur substantial costs and expenses relating directly to the TERP acquisition, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. The Partnership is also expected to incur substantial expenses in connection with the integration of TerraForm Power’s business, policies, procedures, operations, technologies and systems. There are many systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance, and there are a number of factors that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, exceed the savings that the Partnership expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the TERP acquisition.

Following the TERP acquisition, the combined company may be unable to integrate successfully the businesses of TerraForm Power and realize the anticipated benefits of the TERP acquisition.

The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of TerraForm Power. The combined company may fail to realize some or all of the anticipated benefits of the TERP acquisition if the integration process takes longer than expected or is costlier than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of BEPC and TerraForm Power in a manner that permits the combined company to achieve the cost savings and other benefits anticipated to result from the TERP acquisition, which would result in the anticipated benefits of the transaction not being realized partly or wholly in the time frame currently anticipated or at all;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the TERP acquisition; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the TERP acquisition and integrating TerraForm Power’s operations.

The market price of the LP Units may decline in the future as a result of the TERP acquisition.

The market price of the LP Units may decline in the future as a result of the TERP acquisition for a number of reasons, including the unsuccessful integration of BEPC and TerraForm Power (including for the reasons set forth in the preceding risk factor) or the failure of the Partnership to achieve the perceived benefits of the transaction, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts. These factors are, to some extent, beyond the control of the Partnership.

The future results of the Partnership may suffer if the combined company does not effectively manage its expanded operations following the TERP acquisition.

Following the TERP acquisition, the size of the business of the combined company will increase, and the combined company may continue to expand its operations through additional acquisitions or other strategic transactions. The Partnership’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected economies of scale, cost savings, and other benefits currently anticipated from the TERP acquisition or anticipated from any additional acquisitions or strategic transactions.

This Prospectus Supplement incorporates by reference unaudited pro forma financial information which is preliminary and the actual results of operations, cash flows and financial position after the Special Distribution and the TERP acquisition may differ materially.

This Prospectus Supplement incorporates by reference unaudited pro forma financial information which is preliminary and the actual results of operations, cash flows and financial position after the Special Distribution and the TERP acquisition may differ materially.

This Prospectus Supplement incorporates by reference unaudited pro forma financial information which is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Special Distribution and TERP acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Partnership and BEPC will experience after the completion of the Special Distribution and the TERP acquisition. The unaudited pro forma adjustments are based upon the best available information and certain assumptions that the Partnership, BEPC and TerraForm Power believe to be reasonable.

Risks Relating to the COVID-19 Pandemic

The rapid spread of the COVID-19 virus (“COVID-19”), which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We have implemented a response plan to maintain operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business and we have some risk that our contract counterparties could fail to meet their obligations to us. In addition, the resurgence of COVID-19 or difficulties experienced locally or globally as people return to work, or other difficulties experienced in restarting economies, could result in localized or global recessions, which could adversely affect our business.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capital and consolidated indebtedness of the Partnership as of March 31, 2020. The data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes incorporated by reference into this Prospectus Supplement. The Partnership will not receive any proceeds under the Offering. The Offering will not result in any material changes to the share and loan capital of the Partnership.

($ Millions)	As if March 31, 2020 (as adjusted)(1)
Commercial paper and credit facilities(1)	$90
Corporate borrowings(1)(2)	1,920
Non-recourse borrowings(3)	8,269
Deferred income tax liabilities, net of deferred income tax assets	3,972
Equity
Non-controlling interests attributable to:
Preferred equity	551
Participating non-controlling interests — in operating subsidiaries	7,760
General partnership interests in a holding subsidiary held by Brookfield	60
Participating non-controlling interests — in a holding subsidiary — REUs held by Brookfield	2,923

Total non-controlling interests	11,294
Preferred limited partners’ equity	1,028
Limited partners’ equity	4,035

Total equity	16,357

Total capitalization	$30,608

(1)	As adjusted to reflect the issuance of C$175 million of Series 11 ($124 million) and C$175 million of Series 12 ($124 million) medium term notes on April 3, 2020 by a subsidiary of the Partnership.
(2)	These amounts are guaranteed by the Partnership but are unsecured.
(3)	Asset-specific, non-recourse borrowings secured against the assets of certain Partnership subsidiaries.

DESCRIPTION OF PARTNERSHIP STRUCTURE

As of the date of hereof, there were approximately 179,016,978 LP Units outstanding (or 308,675,601 LP Units assuming the exchange of all of the redeemable/exchangeable partnership units of BRELP (the “REUs”) held by Brookfield), 2,885,496 class A preferred units (series 5) outstanding, 7,000,000 class A preferred units (series 7) outstanding, 8,000,000 class A preferred units (series 9) outstanding, 10,000,000 class A preferred units (series 11) outstanding, 10,000,000 class A preferred units (series 13) outstanding, 7,000,000 class A preferred units (series 15) outstanding and 8,000,000 class A preferred units (series 17) outstanding. The REUs are subject to a redemption-exchange mechanism pursuant to which LP Units may be issued in exchange for REUs on a one for one basis.

SELLING SECURITYHOLDERS

The information set forth below regarding the beneficial ownership of our LP Units by the Selling Securityholders is based on 179,016,978 LP Units issued and outstanding as of the date hereof. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. LP Units relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

Immediately prior to closing of the Offering, BHAL will be the beneficial owner and holder of record of 5,600,000 LP Units representing approximately 3.1% of issued and outstanding LP Units (or approximately 1.8% of the issued and outstanding LP Units assuming the exchange of all of the REUs) and BIC will be the beneficial owner and holder of record of 10,000,000 LP Units representing approximately 5.6% of the issued and outstanding LP Units (or approximately 3.2% of the issued and outstanding LP Units assuming the exchange of all of the REUs). Upon completion of the Offering, BHAL will not own any LP Units and BIC will own 5,364,000 LP Units representing approximately 3.0% of the issued and outstanding LP Units (or approximately 1.7% of the issued and outstanding LP Units assuming the exchange of all of the REUs).

Immediately prior to closing of the Offering, BRPI will be the beneficial owner and holder of record of 40,468,944 LP Units representing approximately 22.6% of the issued and outstanding LP Units and 129,658,623 REUs representing all of the issued and outstanding REUs (collectively, approximately 55.1% of the issued and outstanding LP Units assuming the exchange of all of the REUs). If the Underwriters exercise their Over-Allotment Option in full, as described under “Underwriting”, BRPI will sell 1,535,400 LP Units in the Offering, and at Closing BRPI will own 38,933,544 LP Units representing approximately 21.7% of the issued and outstanding LP Units and 129,658,623 REUs representing all of the issued and outstanding REUs (collectively, approximately 54.6% of the issued and outstanding LP Units assuming the exchange of all of the REUs).

The business address of the Selling Securityholders is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

BAM indirectly owns all of the voting securities of the Selling Securityholders. For information about certain relationships and transactions between us, BAM and Brookfield, please read “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report.

See “Description of the LP Units” in the accompanying Prospectus for further information regarding the principal rights, privileges, restrictions and conditions attaching to the LP Units.

PRICE RANGE AND TRADING VOLUME OF THE LP UNITS

The LP Units are listed and posted for trading on the TSX under the symbol “BEP.UN”. The following table sets forth the price ranges and trading volumes of the LP Units as reported by the TSX for the periods indicated, in Canadian dollars.

	Units
	High	Low	Volume
	(C$)	(C$)
2019
June	46.04	43.35	2,740,696
July	47.96	45.52	3,073,896
August	50.41	47.07	3,228,529
September	54.07	48.04	3,626,930
October	56.60	53.59	5,287,524
November	62.19	55.72	5,732,230
December	64.46	59.81	4,960,712

2020
January	64.64	58.65	4,940,984
February	76.35	63.51	7,150,505
March	74.69	43.74	13,659,848
April	67.41	55.66	5,609,082
May 1 - 25	73.60	62.81	2,733,257

The LP Units are listed and posted for trading on the NYSE under the symbol “BEP”. The following table sets forth the price ranges and trading volumes of the LP Units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High	Low	Volume
	($)	($)
2019
May	33.34	30.70	3,347,798
June	34.77	32.19	2,969,494
July	36.51	34.70	3,443,314
August	37.94	35.30	3,529,501
September	40.85	36.26	3,563,130
October	42.95	40.26	4,498,072
November	46.77	42.33	4,155,144
December	48.72	45.47	4,196,093

2020
January	48.83	45.10	6,535,764
February	57.69	47.02	8,347,341
March	56.00	30.09	16,981,959
April	48.42	39.30	7,078,723
May 1 - 22	52.51	44.51	4,216,818

UNDERWRITING

Scotia Capital Inc., TD Securities Inc., and CIBC World Markets Inc. are acting as the representatives of the Underwriters and the joint book-running managers of the Offering. Under the terms of an underwriting agreement (the “Underwriting Agreement”), each of the underwriters named below has severally agreed to purchase from BHAL and BIC the respective number of LP Units shown opposite its name below:

Underwriter	Number of LP Units
Scotia Capital Inc.
TD Securities Inc.
CIBC World Markets Inc.

Total

The Offering is being made concurrently in all provinces and territories of Canada and in the United States. Except as described below, each of the Underwriters will offer the LP Units sold in the Offering for sale in Canada and the United States either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the LP Units offered under this Prospectus Supplement outside of Canada and the United States.

The Underwriters propose to offer the LP Units offered under this Prospectus Supplement initially at the Offering Price. The Offering Price was determined based upon arm’s length negotiations between the Selling Securityholders and the Underwriters. After a reasonable effort has been made to sell all of such LP Units at the Offering Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the LP Units offered under this Prospectus Supplement are offered, provided that such LP Units are not at any time offered at a price greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the LP Units offered under this Prospectus Supplement is less than the gross proceeds paid by the Underwriters to the Selling Securityholders.

The Underwriting Agreement provides that the Underwriters’ obligation to purchase LP Units depends on the satisfaction of the conditions contained in the Underwriting Agreement, including:

•	the obligation to purchase all of the LP Units offered by BHAL and BIC, if any of the LP Units are purchased;

•	the representations and warranties made by us to the Underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the Selling Securityholders delivers customary closing documents to the Underwriters.

Fees and Expenses

The Underwriters will receive a fee of $                 ($                 per LP Unit or         % of the gross proceeds) for the services performed in connection with the Offering (assuming no exercise of the Over-Allotment Option). In respect of the Over-Allotment Option, BRPI will pay to the Underwriters a fee equal to         % of the gross proceeds realized on the exercise of the Over-Allotment Option, being $                 per LP Unit.

The expenses of the Offering that are payable by the Partnership are estimated to be $                 (excluding underwriting discounts and commissions).

Option to Purchase Additional LP Units

BRPI has granted the Underwriters the Over-Allotment Option, which is exercisable for 30 days after the closing date to purchase up to an aggregate of                 LP Units on the same terms and conditions. To the

extent that this option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional LP Units based on such Underwriter’s underwriting commitment in the Offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

Neither the Partnership, nor any of its subsidiaries nor the Selling Securityholders will, nor will any of them announce any intention to, directly or indirectly, for a period commencing on the date hereof and ending 60 days after the Closing, without the prior written consent of Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld, conditioned or delayed, (i) offer or sell, or enter into an agreement to offer or sell any LP Units or other securities of the Partnership, or securities convertible into, exchangeable for, or otherwise exercisable into, any LP Units or other securities of the Partnership, other than (A) for purposes of directors’, officers’ or employee incentive plans; (B) pursuant to the Partnership’s Distribution Reinvestment Plan; (C) to satisfy any other currently outstanding instruments or other contractual commitments in relation to any transaction that has been disclosed in writing to the Underwriters; (D) LP Units issued in connection with an arm’s-length acquisition, merger, consolidation or amalgamation with any company or companies, as long as the party receiving such LP Units agrees to be similarly restricted; (E) the issuance of LP Units pursuant to the redemption of outstanding REUs; (F) debt securities, preferred limited partnership units or preferred shares not convertible into LP Units; (G) the issuance of the Additional Units, (H) LP Units and BEPC Shares in connection with the closing of the Partnership’s acquisition of the outstanding Class A common stock of TerraForm Power not currently held by the Partnership and its affiliates, (I) BEPC Shares in connection with the previously announced Special Distribution, (J) any other securities exchangeable into BEPC Shares and (K) LP Units in satisfaction of any exchange, redemption or acquisition of BEPC Shares and (L) a transfer by a Selling Securityholder to an affiliate of any securities of the Partnership or securities convertible into, exchangeable for, or otherwise exercisable into securities of the Partnership, (ii) file or cause to be filed, or make any demand for or exercise any right to file or cause to be filed, any registration statement with respect to the registration of any LP Units or securities convertible, exchangeable or exercisable into LP Units or other securities of the Partnership (other than in connection with (i)(D), (i)(F), (i)(H), (i)(I), (i)(J) and (i)(K) above), or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of LP Units.

Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc., in their sole discretion, may release the LP Units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our LP Units and other securities from lock-up agreements, Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc., will consider, among other factors, the holder’s reasons for requesting the release, the number of LP Units and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the Selling Securityholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our LP Units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the Underwriters of LP Units in excess of the number of LP Units the Underwriters are obligated to purchase in the Offering, which creates the syndicate short position.

•

This short position may be either a covered short position or a naked short position. In a covered short position, the number of LP Units involved in the sales made by the Underwriters in excess of the number of LP Units they are obligated to purchase is not greater than the number of LP Units that they may purchase by exercising their option to purchase additional LP Units. In a naked short position, the number of LP Units involved is greater than the number of LP Units in their option to purchase additional LP Units. The Underwriters may close out any short position by either exercising their option to purchase additional LP Units and/or purchasing LP Units in the open market. In determining the source of LP Units to close out the short position, the Underwriters will consider, among other things, the price of LP Units available for purchase in the open market as compared to the price at which they may purchase LP Units through their option to purchase additional LP Units. A naked short position is more likely to be created if the Underwriters are concerned that there could be downward pressure on the price of our LP Units in the open market after pricing that could adversely affect investors who purchase in the Offering.

•	Syndicate covering transactions involve purchases of LP Units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our LP Units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our LP Units or preventing or retarding a decline in the market price of our LP Units. As a result, the price of our LP Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or the TSX or otherwise and, if commenced, may be discontinued at any time.

Neither we, the Selling Securityholders nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LP Units. In addition, neither we nor the Selling Securityholders nor any of the Underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Relationships

Certain of the Underwriters and/or their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with us and/or the Selling Securityholders (and/or their affiliates) in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. Each of Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc., is, or is an affiliate of, a financial institution which is a lender under one or more credit facilities of the Partnership, one or more Selling Securityholders and/or affiliates thereof.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Partnership or its affiliates. If any of the Underwriters or their affiliates has a lending relationship with the Partnership, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities of the Partnership. Any such credit default swaps or short positions could adversely affect future trading prices of the LP Units offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the Offering. This Prospectus Supplement and the accompanying Prospectus do not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and do not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the LP Units may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the LP Units without disclosure to investors under Chapter 6D of the Corporations Act.

The LP Units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring LP Units must observe such Australian on-sale restrictions. This Prospectus Supplement and the accompanying Prospectus contain general information only and do not take account of the investment objectives, financial situation or particular needs of any particular person. They do not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement and the accompanying Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Bahamas

This Prospectus Supplement and accompanying Prospectus in connection with the offer of LP Units by the Selling Securityholders has not been registered with the Securities Commission of the Bahamas as the Prospectus Supplement and accompanying Prospectus is exempted from the filing and registration requirements of the Securities Industry Act, 1999. No offer or sale of any LP Units can be made in the Bahamas unless the offer of the LP Units is made by or through a broker-dealer or securities investment advisor licensed by the Securities Commission of the Bahamas and in compliance with Bahamian exchange control regulations.

Notice to Prospective Investors in the Cayman Islands

The Partnership and the Selling Securityholders are prohibited from making any invitation to the Public of the Cayman Islands to purchase the LP Units. The Partnership and the Selling Securityholders have not offered or sold, and will not offer or sell, directly or indirectly, any LP Units in the Cayman Islands.

Notice to Prospective Investors in Hong Kong

This Prospectus Supplement and the accompanying Prospectus has not been approved by or registered with any government or regulatory authority in Hong Kong. You are advised to exercise caution in relation to the

Offering. The LP Units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in Part I of Schedule 1 to the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the LP Units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to LP Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the European Economic Area and the UK

In relation to each Member State of the European Economic Area and the UK, an offer to the public of any LP Units may not be made in that Member State or, as the case may be, in the UK, except that an offer to the public in that Member State or the UK of any Shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the joint book-running managers for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of LP Units shall result in a requirement for the Partnership or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any LP Units or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Partnership that it is a qualified investor.

In the case of any LP Units being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the LP Units acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any LP Units to the public, other than their offer or resale in a Member State or the UK to qualified investors as so defined or in circumstances in which the prior consent of the joint book-running managers has been obtained to each such proposed offer or resale.

The Partnership, the Selling Securityholders, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriters of such fact in writing may, with the prior consent of the joint book-running managers, be permitted to acquire LP Units in the Offering.

For the purposes of this provision, the expression an “offer to the public” in relation to any LP Units in any Member State or the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any LP Units to be offered so as to enable an investor to decide to purchase or subscribe for any LP Units.

Information to distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the LP Units have been subject to a product approval process, which has determined that such LP Units are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, “distributors” (for the purposes of the MiFID II Product Governance Requirements) should note that: the price of the LP Units may decline and investors could lose all or part of their investment; the LP Units offer no guaranteed income and no capital protection; and an investment in the LP Units is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offering. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the joint book-running managers will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the LP Units.

Each distributor is responsible for undertaking its own target market assessment in respect of the LP Units and determining appropriate distribution channels.

USE OF PROCEEDS

The Partnership will not receive any proceeds from the Offering. BHAL will receive gross proceeds from the Offering of $                , BIC will receive gross proceeds from the Offering of $                , and if the Over-Allotment Option is exercised in full, BRPI will receive gross proceeds from the Offering of $                . The estimated net proceeds from the Offering to BHAL and BIC after deducting the Underwriters’ fees will be approximately $                 and $                , respectively. If the Over-Allotment Option is exercised in full, the estimated net proceeds from the Offering to BRPI after deducting the Underwriters’ fees will be approximately $                . The estimated expenses of the Offering are $                 and will be paid by the Partnership.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary discusses certain material United States federal income tax considerations for Unitholders relating to the ownership and disposition of LP Units acquired pursuant to the Offering as of the date hereof. This summary is based on provisions of the Internal Revenue Code of 1986, as amended, (the “U.S. Internal Revenue Code”), on the regulations promulgated under the U.S. Internal Revenue Code (the “Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP Units are loaned to a short seller to cover a short sale of LP Units, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences for investors in LP Units who also hold Preferred Units. This summary assumes that any Unitholder who uses Canadian dollars to acquire LP Units pursuant to the Offering will use Canadian dollars acquired at the same time as the Offering for such purpose; this summary does not does not address all of the tax consequences that may apply to any such Unitholder who uses Canadian dollars acquired at a different time. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on a Unitholder’s individual circumstances.

The following discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described herein, represents the opinion of Torys LLP. Such opinion is based in part on facts described in this Prospectus Supplement and on various other factual assumptions, representations, and determinations. Any alteration or incorrectness of such facts, assumptions, representations, or determinations could adversely affect such opinion. Moreover, opinions of counsel are not binding upon the U.S. Internal Revenue Service (the “IRS”) or any court, and the IRS may challenge the conclusions herein and a court may sustain such challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of LP Units acquired pursuant to the Offering who is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of LP Units acquired pursuant to the Offering, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds LP Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold LP Units should consult an independent tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each Unitholder should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to the ownership and disposition of LP Units, as well as any tax consequences under the laws of any other taxing jurisdiction.

Partnership Status of the Partnership and BRELP

Each of the Partnership and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner generally is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. The Partnership is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the U.S. Investment Company Act of 1940 (the “Investment Company Act”) if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The General Partner of the Partnership and the general partner of BRELP (the “BRELP General Partner”) intend to manage the affairs of the Partnership and BRELP, respectively, so that the Partnership will meet the Qualifying Income Exception in each taxable year. Based upon factual statements and representations made by the General Partner and the BRELP General Partner, Torys LLP is of the opinion that at least 90% of the Partnership’s and BRELP’s gross income has been, and currently is, of a type that constitutes qualifying income. However, the portion of the Partnership’s and BRELP’s income that is qualifying income may change from time to time, and there can be no assurance that at least 90% of the Partnership’s and BRELP’s gross income in any year will constitute qualifying income.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to the Partnership’s or BRELP’s status for U.S. federal income tax purposes or whether the Partnership’s or BRELP’s operations generate “qualifying income” under Section 7704 of the U.S. Internal Revenue Code. It is the opinion of Torys LLP that, based upon the U.S. Internal Revenue Code, Treasury Regulations, published revenue rulings, and court decisions, and the factual statements and representations made by the General Partner and the BRELP General Partner, as of the date hereof, each of the Partnership and BRELP will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes. An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and provides no assurance that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

In rendering its opinions, Torys LLP has relied on numerous factual representations made by the General Partner and the BRELP General Partner, including but not limited to the following:

•

Neither the Partnership nor BRELP has elected to be classified as a corporation for United States federal tax purposes, and neither the Partnership nor BRELP has any plan or intention to elect to be so classified.

•

For each of the Partnership’s and BRELP’s taxable years, more than 90% of each entity’s gross income has consisted of income of a type that Torys LLP is of the opinion constitutes “qualifying income” within the meaning of Section 7704(d) of the U.S. Internal Revenue Code.

Based on the foregoing, the General Partner believes that the Partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If the Partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if the Partnership is required to register under the Investment Company Act, the Partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which the Partnership fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our Unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a U.S. Holder, unless the Partnership were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, the Partnership would be treated as a corporation for U.S. federal income tax purposes.

If the Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the General Partner or otherwise, the Partnership’s items of income, gain, loss, deduction, or credit would be reflected only on the Partnership’s tax return rather than being passed through to Unitholders, and the Partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, the Partnership might be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of the Partnership’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its LP Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its LP Units, the distribution would be treated as gain from the sale or exchange of such LP Units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. Based on the foregoing consequences, the treatment of the Partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to the Partnership’s interests in BRELP.

The remainder of this summary assumes that the Partnership and BRELP will be treated as partnerships for U.S. federal tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss, or credit realized by the Partnership will be realized in the first instance by BRELP and allocated to the Partnership for reallocation to Unitholders. Unless otherwise specified, references in this section to realization of the Partnership’s items of income, gain, loss, deduction, or credit include a realization of such items by BRELP and the allocation of such items to the Partnership.

Consequences to U.S. Holders

Holding of LP Units

Income and loss. Each U.S. Holder must take into account, as described below, its allocable share of the Partnership’s items of income, gain, loss, deduction, and credit for each of the Partnership’s taxable years ending with or within such U.S. Holder’s taxable year. Each item generally will have the same character and source as though such holder had realized the item directly. Each U.S. Holder must report such items without regard to whether any distribution has been or will be received from the Partnership. Although not required by the limited partnership agreement of the Partnership, the Partnership intends to make cash distributions to all Unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of the Partnership’s net income or gain. However, based upon a U.S. Holder’s particular tax situation and simplifying assumptions that the Partnership will make in determining the amount of such distributions, and depending upon whether a U.S. Holder elects to reinvest such distributions pursuant to the distribution reinvestment plan, if available, a U.S. Holder’s tax liability might exceed cash distributions made by the Partnership, in which case any tax liabilities arising from the ownership of LP Units would need to be satisfied from such U.S. Holder’s own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to the Partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “— Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which the Partnership (through BRELP) owns stock. Each U.S. Holder should consult an independent tax adviser regarding the application of the foregoing rules in light of its particular circumstances.

For U.S. federal income tax purposes, a U.S. Holder’s allocable share of the Partnership’s items of income, gain, loss, deduction, or credit will be governed by the Partnership’s limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with such U.S. Holder’s interest in the Partnership. Similarly, the Partnership’s allocable share of items of income, gain, loss, deduction, or credit of BRELP will be governed by BRELP’s limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with the Partnership’s interest in BRELP. The General Partner and the BRELP General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the General Partner and the BRELP General Partner intend to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either the Partnership’s limited partnership agreement or BRELP’s limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. Each U.S. Holder will have an initial tax basis in its LP Units equal to the amount of cash paid for such LP Units, increased by such holder’s share of the Partnership’s liabilities, if any. That basis will be increased by such U.S. Holder’s share of the Partnership’s income and by increases in such U.S. Holder’s share of the Partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions a U.S. Holder receives from the Partnership, by such U.S. Holder’s share of the Partnership’s losses, and by any decrease in such U.S. Holder’s share of the Partnership’s liabilities. The IRS has ruled that a partner in a partnership, unlike a stockholder of a corporation, has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount a U.S. Holder pays to acquire additional LP Units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of LP Units owned by such holder prior to the acquisition of such additional LP Units. The General Partner and the BRELP General Partner express no opinion regarding the appropriate methodology to be used in making this determination.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of LP Units, the Partnership’s liabilities generally will include the Partnership’s share of any liabilities of BRELP.

Limits on deductions for losses and expenses. A U.S. Holder’s deduction of its allocable share of the Partnership’s losses will be limited to such U.S. Holder’s tax basis in LP Units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to the Partnership’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP Units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of the Partnership’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP Units, if the lender of those borrowed funds owns an interest in the Partnership, is related to the U.S. Holder, or can look only to LP Units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of the Partnership’s income and gain and decrease by distributions received from the Partnership and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP Units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Each U.S. Holder should consult an independent tax adviser as to the effects of the at-risk rules.

The General Partner and the BRELP General Partner do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder’s Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder’s Section 469 passive income. In addition to the foregoing limitations, under U.S. federal income tax reform legislation known as the “Tax Cuts and Jobs Act”, which was signed into law on December 22, 2017, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.

Limitations on deductibility of organizational expenses and syndication fees. In general, neither the Partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on interest deductions. A U.S. Holder’s share of the Partnership’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. A U.S. Holder’s share of the Partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of the Partnership’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of the Partnership’s interest expense, if any.

Deductibility of partnership investment expenditures by individual partners and by trusts and estates. Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of the Partnership, including Partnership’s allocable share of any management fees.

Treatment of Distributions

Distributions of cash by the Partnership generally will not be taxable to a U.S. Holder to the extent of such holder’s adjusted tax basis in LP Units. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of LP Units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if a U.S. Holder’s holding period for LP Units exceeds one year. A reduction in a U.S. Holder’s allocable share of the Partnership liabilities, and certain distributions of marketable securities by the Partnership, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of LP Units

A U.S. Holder will recognize gain or loss on the sale or taxable exchange of LP Units equal to the difference, if any, between the amount realized and such U.S. Holder’s tax basis in LP Units sold or exchanged. A U.S. Holder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus such U.S. Holder’s share of the Partnership’s liabilities, if any.

Gain or loss recognized by a U.S. Holder upon the sale or exchange of LP Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held our LP Units for more than one year on the date of such sale or exchange. Assuming a U.S. Holder has not elected to treat its share of the Partnership’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if the Partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires LP Units at different times and intends to sell all or a portion of our LP Units within a year of the most recent purchase is urged to consult an independent tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include a Unitholder’s allocable share of the Partnership’s income, as well as gain realized by a Unitholder from a sale of LP Units.

Foreign Tax Credit Limitations

Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder’s allocable share of creditable foreign taxes paid on the Partnership’s income and gains. Complex rules may, depending on such U.S. Holder’s particular circumstances, limit the availability or use of foreign tax credits. For example, gain from the sale of the Partnership’s investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that the Partnership incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available. U.S. Holders are urged to consult an independent tax adviser regarding the application of the source and other rules that may limit the foreign tax credits, if any, from their investment in LP Units.

Deduction for Qualified Business Income

Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017, and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of the Partnership’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.

Section 754 Election

The Partnership and BRELP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires the Partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of LP Units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for LP Units. This election does not apply to a person who purchases LP Units directly from the Partnership. For purposes of this discussion, a transferee’s inside basis in the Partnership’s assets will be considered to have two components: (i) the transferee’s share of the Partnership’s tax basis in the Partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to BRELP.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were higher than such LP Units’ share of the aggregate tax basis of the Partnership’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of the Partnership’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of the Partnership’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were lower than such LP Units’ share of the aggregate tax basis of the Partnership’s assets immediately prior to the transfer. Thus, the fair market value of LP Units may be affected either favorably or adversely by the election.

Without regard to whether the Section 754 Election is made, if LP Units are transferred at a time when the Partnership has a “substantial built-in loss” in its assets, the Partnership will be obligated to reduce the tax basis in the portion of such assets attributable to such LP Units.

The calculations involved in the Section 754 Election are complex, and the General Partner and the BRELP General Partner advise that each will make such calculations on the basis of assumptions as to the value of the Partnership assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of LP Units

Because the Partnership cannot match transferors and transferees of LP Units, the Partnership must maintain uniformity of the economic and tax characteristics of LP Units to a purchaser of LP Units. In the absence of uniformity, the Partnership may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to the Partnership’s Section 743(b) adjustments, a determination that the Partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of the Partnership’s assets in certain circumstances, including on the issuance of additional LP Units. In order to maintain the fungibility of all LP Units at all times, the Partnership will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued), through the application of certain tax accounting principles that the General Partner believes are reasonable for the Partnership. However, the IRS may disagree with the Partnership and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of LP Units.

Foreign Currency Gain or Loss

The Partnership’s functional currency is the U.S. dollar, and the Partnership’s income or loss is calculated in U.S. dollars. It is likely that the Partnership will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. Each U.S. Holder should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through the Partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through the Partnership, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of such U.S. Holder’s holding period of LP Units or the Partnership’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

If a U.S. Holder were to make an election to treat such U.S. Holder’s share of the Partnership’s interest in a PFIC as a “qualified electing fund”, such election a “QEF Election”, for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to the Partnership or to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by the Partnership) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, the Partnership intends to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any entity owned by the Partnership (including through BRELP) that the General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Any such election should be made for the first year the Partnership holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later. Non-corporate U.S. Holders making QEF Elections are also subject to special rules for determining their taxable income and basis in LP Units for purposes of the 3.8% Medicare tax (as described above under “— Medicare Tax”).

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the existing entities owned by the Partnership (including through BRELP) are expected to be publicly traded, although the Partnership may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation currently owned by the Partnership.

Based on the organizational structure of the Partnership, as well as the Partnership’s expected income and assets, the General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending

December 31, 2020. However, there can be no assurance that an existing Partnership entity or a future entity in which the Partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, the Partnership may decide to hold an existing or future operating entity through a holding entity that would be classified as a PFIC. See “— Investment Structure” below.

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making a QEF Election or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through the Partnership.

Investment Structure

To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, among other reasons, the Partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the General Partner and the BRELP General Partner generally to be efficient for Unitholders. However, because Unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all Unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some Unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in the Partnership could subject a U.S. Holder to U.S. state and local taxes in the U.S. state or locality in which such holder is a resident for tax purposes. A U.S. Holder could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which the Partnership invests. The Partnership will attempt, to the extent reasonably practicable, to structure its operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which the Partnership is unable to do so. Income or gain from investments held by the Partnership may be subject to withholding or other taxes in jurisdictions outside the U.S., except to the extent an income tax treaty applies. A U.S. Holder who wishes to claim the benefit of an applicable income tax treaty might be required to submit information to tax authorities in such jurisdictions. Each U.S. Holder should consult an independent tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in the Partnership.

Transferor/Transferee Allocations

The Partnership may allocate items of income, gain, loss, and deduction using a monthly convention, whereby any such items recognized in a given month by the Partnership are allocated to our Unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP Units might be allocated income, gain, loss, and deduction realized by the Partnership after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP Units, such holder may be allocated income, gain, loss, and deduction realized by the Partnership prior to such U.S. Holder’s ownership of such LP Units.

Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that the Partnership’s allocation method complies with the requirements. If the Partnership’s convention were not permitted, the IRS might contend that the Partnership’s taxable income or losses must be reallocated among Unitholders. If such a contention were sustained, a U.S. Holder’s tax liabilities might be adjusted to such holder’s detriment. The General Partner is authorized to revise the Partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If LP Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to LP Units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in the Partnership may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. A U.S. Holder may be subject to substantial penalties if it fails to comply with this and other information reporting requirements with respect to an investment in LP Units. Each U.S. Holder should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of LP Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s unrelated business taxable income (“UBTI”). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The General Partner believes that the Partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by the Partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by the Partnership or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by the Partnership or by BRELP to acquire property but were instead used to fund distributions to Unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside the Partnership, the IRS might assert that such investment constitutes debt-financed property to such Unitholder with the consequences noted above. The Partnership and BRELP currently do not have any outstanding indebtedness used to acquire property, and the General Partner and the BRELP General Partner do not believe that the Partnership or BRELP will generate UBTI attributable to debt-financed property in the future. Moreover, the General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of the Partnership and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute UBTI to the extent allocated to a tax-exempt organization). However, neither the Partnership nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither the Partnership nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

Consequences to Non-U.S. Holders

Holding of LP Units and Other Considerations

The General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of the Partnership and BRELP, respectively, to avoid the realization by the Partnership and BRELP of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, the Partnership intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, the Partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning LP Units and generally will not be subject to U.S. federal income tax on its allocable share of the Partnership’s interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not deem the Partnership to be engaged in a U.S. trade or business. If, contrary to the General Partner’s expectations, the Partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If the Partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, the Partnership generally would be required to withhold U.S. federal income tax on actual distributions to Non-U.S. Holders. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, the Partnership were engaged in a U.S. trade or business, then gain or loss from the sale of LP Units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had the Partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax obligation temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until proposed Treasury Regulations or other guidance has been made final.

In general, even if the Partnership is not engaged in a U.S. trade or business, and assuming a Non-U.S. Holder is not otherwise engaged in a U.S. trade or business, such holder will nonetheless be subject to a federal withholding tax equal to 30% of the gross amount of its allocable share of certain U.S.-source income (such as dividends and interest) which is not effectively connected with a U.S. trade or business. If the Partnership were to earn such income, then a Non-U.S. Holder’s allocable share of such income generally would be subject to U.S. withholding tax at a rate of 30%, or at a lower treaty rate, if applicable. A Non-U.S. Holder might be required to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder’s account, which could include the filing of a non-resident U.S. income tax return with the IRS. Each Non-U.S. Holder should consult an independent tax adviser regarding the potential for the 30% withholding tax to apply to its allocable share of income of the Partnership.

Special rules may apply in the case of any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in the Partnership in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Information Returns and Audit Procedures

The Partnership has agreed to use commercially reasonable efforts to provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine a Unitholder’s allocable share of the Partnership’s income, gain, losses, and deductions) no later than 90 days after the end of the Partnership’s taxable year. In addition, the Partnership will provide an IRS Schedule K-1 to any Unitholder that furnishes the Partnership or its agents with certain basic information regarding such holder’s LP Units. To assist each Unitholder in this regard, the Partnership maintains a website in respect of 2012 and subsequent taxation years. However, providing this U.S. tax information to Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a Unitholder will need to apply for an extension of time to file such Unitholder’s tax returns. In preparing this U.S. tax information, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine a Unitholder’s share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to a Unitholder’s income or loss.

The Partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require a Unitholder to adjust a prior year’s tax liability and result in an audit of such holder’s own tax return. Any audit of a Unitholder’s tax return could result in adjustments not related to the Partnership’s tax returns, as well as those related to the Partnership’s tax returns. For taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to the Partnership’s income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from the Partnership instead of Unitholders (as under prior law). The Partnership may be permitted to elect to have the General Partner and Unitholders take such audit adjustment into account in accordance with their interests in the Partnership during the taxable year under audit. However, there can be no assurance that the Partnership will choose to make such election or that it will be available in all circumstances. If the Partnership does not make the election, and it pays taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to Unitholders might be substantially reduced. As a result, current Unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if current Unitholders did not own LP Units during the taxable year under audit. The foregoing considerations also apply with respect to the Partnership’s interest in BRELP.

For taxable years beginning on or before December 31, 2017, the General Partner will act as the Partnership’s “tax matters partner”. As the tax matters partner, the General Partner will have the authority, subject to certain restrictions, to act on behalf of the Partnership in connection with any administrative or judicial review of the Partnership’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by the Partnership will have the sole authority to act on behalf of the Partnership in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current Unitholders and to make certain elections on behalf of the Partnership pursuant to the partnership audit rules.

The application of the partnership audit rules to the Partnership and Unitholders is uncertain. Each Unitholder should consult an independent tax adviser regarding the implications of the partnership audit rules for an investment in LP Units.

Tax Shelter Regulations and Related Reporting Requirements

If the Partnership were to engage in a “reportable transaction”, the Partnership (and possibly Unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in the Partnership may be considered a “reportable transaction” if, for example, the Partnership were to recognize certain significant losses in the future. In certain circumstances, a Unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if the Partnership were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a Unitholder might be subject to significant accuracy-related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. The Partnership does not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor does the Partnership intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that the Partnership has participated in such a transaction.

Each Unitholder should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of LP Units.

Taxable Year

The Partnership currently uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which the Partnership currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Backup Withholding

For each calendar year, the Partnership may be required to report to each Unitholder and to the IRS the amount of distributions that the Partnership pays, and the amount of tax (if any) that the Partnership withholds on these distributions. Under the backup withholding rules, a Unitholder may be subject to backup withholding tax with respect to distributions paid unless such holder: (i) is an exempt recipient and demonstrates this fact when required; or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Unitholder will be allowed as a credit against such Unitholder’s U.S. federal income tax liability and may entitle such Unitholder to a refund from the IRS, provided the Unitholder supplies the required information to the IRS in a timely manner.

If a Unitholder does not timely provide the Partnership, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then the Partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had the Partnership or the applicable intermediary received properly completed forms from all Unitholders. For administrative reasons, and in order to maintain the fungibility of our LP Units, such excess U.S. backup withholding taxes may be treated by the Partnership as an expense that will be borne indirectly by all Unitholders on a pro rata basis (e.g., since it may be impractical for the Partnership to allocate any such excess withholding tax cost to our Unitholders that failed to timely provide the proper U.S. tax forms).

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”) impose a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Recently proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. Based on the organizational structure of the Partnership, as well as the Partnership’s expected income and assets, our General Partner currently believes that the Partnership is unlikely to receive or to make any such “withholdable payments” subject to 30% withholding tax under FATCA. Moreover, we intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments, if any, received by the Partnership, BRELP, or certain holding entities and operating entities. Nonetheless, the 30% withholding tax may apply to a Unitholder’s allocable share of distributions attributable to withholdable payments, if any, unless such Unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.

In compliance with FATCA, information regarding certain Unitholders’ ownership of LP Units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. Each Unitholder should consult its own tax adviser regarding the consequences under FATCA of an investment in LP Units.

Information Reporting with Respect to Foreign Financial Assets

Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by a Unitholder. Each Unitholder should consult an independent tax adviser regarding the possible implications of these Treasury Regulations for an investment in LP Units.

Certain Effects of a Transfer of LP Units

The Partnership may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by the Partnership are allocated to Unitholders as of a specified date of such month. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, Unitholders may recognize income in excess of cash distributions received from the Partnership, and any income so included by a Unitholder would increase the basis such Unitholder has in LP Units and would offset any gain (or increase the amount of loss) realized by such Unitholder on a subsequent disposition of its LP Units.

BRELP has invested and will continue to invest in certain holding entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a Unitholder, and such Unitholder were thereafter to dispose of its LP Units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the Unitholder to whom such income was allocated (and not the Unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a Unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a Unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and Unitholders are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in the Partnership as a nominee for another person may be required to furnish to the Partnership:

(i)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(ii)

whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

(iii)	the amount and description of LP Units held, acquired, or transferred for the beneficial owner; and

(iv)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold, or transfer for their own account. A penalty of $250 per failure (as adjusted for inflation), up to a maximum of $3,000,000 per calendar year (as adjusted for inflation), generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of LP Units with the information furnished to the Partnership.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for the Partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of the Partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to Unitholders, or otherwise affect the tax considerations of owning LP Units. Such changes could also affect or cause the Partnership to change the way it conducts its activities and adversely affect the value of LP Units.

The Partnership’s organizational documents and agreements permit the General Partner to modify the limited partnership agreement of the Partnership from time to time, without the consent of our Unitholders, to elect to treat the Partnership as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all Unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS PROSPECTUS SUPPLEMENT THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN UNITS.

EXPENSES

The expenses of the Offering, not including the Underwriters’ fee, are estimated to be $                 and are payable by us, as set forth below:

SEC and other registration fees	$
Legal fees and expenses
Accounting fees and expenses
Printing Costs
Miscellaneous

Total	$

LEGAL MATTERS

The validity of the LP Units will be passed upon on behalf of the Partnership by Appleby (Bermuda) Limited, Bermuda counsel to the Partnership. In connection with the issue and sale of the LP Units being offered pursuant to this Prospectus Supplement, certain legal matters will be passed upon, on behalf of the Partnership, by Torys LLP as to Canadian law, and U.S. federal and New York law, and, on behalf of the Underwriters, by Goodmans LLP as to Canadian law, and Milbank LLP as to U.S. federal and New York law.

EXPERTS

The consolidated financial statements of the Partnership as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, incorporated in this Prospectus Supplement by reference from the Partnership’s Annual Report, and the effectiveness of the Partnership’s internal control over financial reporting, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Ernst & Young LLP are located at Ernst & Young Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3.

The consolidated financial statements of TerraForm Power, Inc. included in Amendment No. 1 of the Partnership’s Annual Report on Form 20-F as of and for the years ending December 31, 2019 and 2018, and the effectiveness of TerraForm Power Inc.’s internal control over financial reporting as of December 31, 2019, have been audited by Ernst & Young LLP, independent registered public accounting firm, located at 5 Times Square, New York, New York 10036, as set forth in its reports thereon which conclude, among other things, that TerraForm Power, Inc. did not maintain effective internal control over financial reporting as of December 31, 2019, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework, because of the effects of the material weaknesses described included therein and incorporated herein by reference . The audit report on the consolidated financial statements of TerraForm Power, Inc. as of and for the year ended December 31, 2018 is based in part on the report of Deloitte, S.L., independent registered public accounting firm, in connection with the consolidated financial statements of TERP Spanish HoldCo, S.L. and subsidiaries as of December 31, 2018, and for the period from June 12, 2018 to December 31, 2018. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of TerraForm Power, Inc. for the year ending December 31, 2017 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The address of KPMG LLP is 8350 Broad St #900, McLean, VA 22102.

The consolidated financial statements of TERP Spanish HoldCo, S.L. (Sociedad unipersonal) and subsidiaries as of December 31, 2018, and for the period from June 12, 2018 to December 31, 2018 have been audited by Deloitte, S.L., independent registered public accounting firm, whose report thereon is incorporated by reference herein in reliance upon such firm’s authority as experts in accounting and auditing. The offices of Deloitte, S.L. are located at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid, Spain.

Brookfield Renewable Partners L.P.

Limited Partnership Units

Preferred Limited Partnership Units

Brookfield Renewable Partners L.P. (the “Partnership”) may, from time to time, issue and sell limited partnership units (the “LP Units”) and preferred limited partnership units (“Preferred LP Units”), and certain selling unitholders may sell LP Units, in one or more offerings pursuant to this prospectus. The LP Units and the Preferred LP Units are collectively referred to in this prospectus as the “Units.”

Each time Units are offered, the Partnership will file a prospectus supplement containing more specific information about the particular offering and attach it to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents incorporated by reference, before you invest in the Units.

The LP Units are traded on the New York Stock Exchange (the “NYSE”) under the symbol “BEP” and the Toronto Stock Exchange (the “TSX”) under the symbol “BEP.UN”. We will provide information in the applicable prospectus supplement for the trading market, if any, for any Preferred LP Units we may offer.

An investment in the Units involves a high degree of risk. See “Risk Factors” beginning on page 1.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is February 19, 2020.

You should rely only on the information contained, or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus prepared by the Partnership or on the Partnership’s behalf. The Partnership has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. References to this “prospectus” include documents incorporated by reference herein. See “Documents Incorporated by Reference.” The Partnership is not making an offer of these securities in any jurisdiction where an offer is not permitted and, therefore, this document may only be used where it is legal to offer these securities. The information in this prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, financial condition, results of operations and prospects may have changed since then.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the Partnership filed with the U.S. Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under this shelf registration process, the Partnership may sell the Units in one or more offerings. This prospectus provides you with a general description of the Units. Each time the Partnership sells the Units, the Partnership will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading “Documents Incorporated by Reference.” This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the securities that may be offered hereunder.

Unless the context requires otherwise, when used in this prospectus, the terms “Brookfield Renewable,” “we,” “us” and “our” refer to the Partnership collectively with its subsidiary entities and operating entities.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” or “US$” are to U.S. dollars, and all references to “C$” are to Canadian dollars.

WHERE YOU CAN FIND MORE INFORMATION

The Partnership is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to “foreign private issuers” (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) and the Partnership will fulfill its obligations with respect to these requirements by filing or furnishing reports with the SEC. In addition, the Partnership is required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Partnership and other issuers that file electronically with the SEC.

In addition, you may read and copy any reports, statements or other information, other than confidential filings, that the Partnership files with the Canadian securities regulatory authorities. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. Our reports are also available on our website at https://bep.brookfield.com. The information on our website is not incorporated by reference into this Registration Statement and should not be considered a part of this Registration Statement or the prospectus of which it forms a part, and the reference to our website in this Registration Statement and the related prospectus is an inactive textual reference only.

As a foreign private issuer, the Partnership is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of Units. In addition, the Partnership is not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Partnership intends to file with the SEC, as soon as practicable, and in any event within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. The Partnership also intends to furnish quarterly reports on Form 6-K containing unaudited interim financial information for each of the first three quarters of each fiscal year.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Partnership to “incorporate by reference” into this prospectus certain documents that the Partnership files with or furnishes to the SEC. This means that the Partnership can disclose important information to you by referring to those documents. Any reports filed by the Partnership with the SEC after the date of this prospectus and before the date that the offering of the Units by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

1.	the Partnership’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 1, 2019 (as amended on March 1, 2019 and March 22, 2019) (the “Annual Report”);

2.

the Partnership’s unaudited interim consolidated financial statements and management’s discussion and analysis for the three months ended March  31, 2019, filed as Exhibits 99.2 and 99.3 to the Form 6-K filed on May 2, 2019;

3.

the Partnership’s unaudited interim consolidated financial statements and management’s discussion and analysis for the three and six months ended June  30, 2019, filed as Exhibits 99.2 and 99.3 to the Form 6-K filed on July 31, 2019;

4.

the Partnership’s unaudited interim consolidated financial statements and management’s discussion and analysis for the three and nine months ended September  30, 2019, filed as Exhibits 99.2 and 99.3 to the Form 6-K filed on November 12, 2019; and

5.	the Partnership’s report on Form 6-K filed on February 19, 2020.

All annual reports filed by the Partnership with the SEC on Form 20-F and any Form 6-K filed or furnished by the Partnership that is identified in such form as being incorporated by reference into the registration statement of which this prospectus forms a part, in each case, subsequent to the date of this prospectus and prior to the termination of this offering, are incorporated by reference into this prospectus as of the date of the filing of such documents. The Partnership shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to the Partnership, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to:

Brookfield Renewable Partners L.P.

Corporate Secretary

73 Front Street, 5th Floor

Hamilton HM 12

Bermuda

+1 (441) 295-1443

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained in this prospectus, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this prospectus and the documents incorporated by reference herein include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this prospectus and the documents incorporated by reference herein are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements, power guarantee agreements or similar long-term agreements between a seller and buyer of electrical power generation on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool administered by the government of Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; the economic viability of the feedstock supplier of our biomass cogeneration facilities being linked to the market price for sugar and ethanol, and the prices of these commodities being cyclical and affected by general economic

v

conditions in Brazil and globally; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the proposed transaction for TerraForm Power, Inc. (“TerraForm Power”); uncertainties as to whether an agreement of the proposed transaction for TerraForm Power will be negotiated and executed; uncertainties as to whether TerraForm Power will cooperate with the Partnership regarding the proposed transaction; uncertainties as to whether TerraForm Power’s independent committee will approve any transaction proposed by the Partnership; uncertainties as to whether the TerraForm’s stockholders not affiliated with the Partnership will approve any transaction; uncertainties as to whether the other conditions to the proposed transaction for TerraForm Power will be satisfied or satisfied on the anticipated schedule; incurrence of significant costs in connection with the proposed transaction for TerraForm Power; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management Inc. (“Brookfield”)’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies; we do not have control over all our operations or investments; political instability or changes in government policy, or unfamiliar cultural factors; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP Units, Preferred LP Units or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of the LP Units or Preferred LP Units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the risk that the effectiveness of our internal controls over financial reporting; our dependence on Brookfield and Brookfield’s significant influence over us; the departure of some or all of Brookfield’s key professionals; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in the best interests of Brookfield Renewable or our unitholders; and other factors described in this prospectus, including those set forth under “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this prospectus and the documents incorporated by reference herein and should not be relied upon as representing our views as of any date subsequent to such dates. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors”.

The risk factors included in this prospectus and in the documents incorporated by reference could cause our actual results and our plans and strategies to vary from our forward-looking statements and information. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. We qualify any and all of our forward-looking statements and information by these risk factors. Please keep this cautionary note in mind as you read this prospectus and the documents incorporated by reference.

SUMMARY

The Offer and Expected Timetable

The Partnership or selling unitholders may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of the Units. The actual per Unit price of the Units that the Partnership will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

The LP Units are listed on the NYSE under the symbol “BEP” and the TSX under the symbol “BEP.UN”. We will provide information in the applicable prospectus supplement for the trading market, if any, for any Preferred LP Units we may offer.

The Partnership

The Partnership is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883, as amended, of Bermuda. The Partnership’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, its website is https://bep.brookfield.com and the telephone number is +1.441.295.3304.

The Partnership invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio includes approximately 19,000 megawatts (“MW”) of installed capacity and annualized long-term average generation of approximately 56,700 gigawatt hours, in addition to a development pipeline of approximately 13,000 MW, making us one of the largest pure-play public renewable companies in the world.

The Partnership holds an approximate 57.5% limited partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992.

RISK FACTORS

An investment in the Units involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors incorporated by reference from the Partnership’s Annual Report, and the other information incorporated by reference in this prospectus, as updated by the Partnership’s subsequent filings with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act, which are incorporated herein by reference, and those described in the applicable prospectus supplement. For more information see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

REASON FOR THE OFFER AND USE OF PROCEEDS

Unless the Partnership states otherwise in the applicable prospectus supplement accompanying this prospectus, the Partnership expects to use the net proceeds of the sale of the Units by the Partnership for general corporate purposes. The actual application of proceeds from the sale of any particular offering of the Units covered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The Partnership will not receive any proceeds from any sales of the Units offered by a selling unitholder.

DESCRIPTION OF THE LP UNITS

The LP Units are non-voting limited partnership interests in the Partnership. The Partnership is authorized to issue an unlimited number of LP Units. As of December 31, 2019, there were 178,977,800 LP Units outstanding (or 308,636,423 LP Units assuming the exchange of all of the redeemable/exchangeable partnership units of BRELP held by Brookfield Renewable Power Inc. (“BRPI”) (the “RPUs”)). The RPUs are subject to a redemption-exchange mechanism pursuant to which LP Units may be issued in exchange for RPUs on a one for one basis. The LP Units are listed on the NYSE under the symbol “BEP” and on the TSX under the symbol “BEP.UN”.

For more detailed information on the LP Units and the limited partnership agreement of the Partnership, see “Memorandum and Articles of Association — Description of the LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP” in the Partnership’s Annual Report and the other information incorporated by reference in this prospectus, as updated by the Partnership’s subsequent filings with the SEC that are incorporated herein by reference. Any material U.S. and Canadian federal income tax considerations related to the LP Units will be described in a prospectus supplement.

Withdrawal and Return of Capital Contributions

Holders of the LP Units are not entitled to the withdrawal or return of capital contributions in respect of LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the amended and restated limited partnership agreement or upon the liquidation of the Partnership as described in the Annual Report or as otherwise required by applicable law.

Priority

Except to the extent expressly provided in the limited partnership agreement, a holder of LP Units will not have priority over any other holder of the LP Units, either as to the return of capital contributions or as to profits, losses or distributions.

No Pre-emptive and Redemption Rights

Unless otherwise determined by Brookfield Renewable Partners Limited, the general partner of the Partnership (the “General Partner”), in its sole discretion, holders of LP Units will not be granted any pre-emptive or other similar right to acquire additional interests in the Partnership. In addition, holders of the LP Units do not have any right to have their LP Units redeemed by the Partnership.

No Management or Control

The Partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Partnership and do not have any right or authority to act for or to bind the Partnership or to take part or interfere in the conduct or management of the Partnership. Limited partners are not entitled to vote on matters relating to the Partnership, although holders of the LP Units are entitled to consent to certain matters as described in the limited partnership agreement of the Partnership which may be effected only with the consent of the holders of the percentages of outstanding LP Units specified in the partnership agreement. In addition, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each LP Unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of LP Units.

DESCRIPTION OF PREFERRED LIMITED PARTNERSHIP UNITS

The material terms of any class or series of Preferred LP Units that we offer, together with any material U.S. and Canadian federal income tax considerations relating to such Preferred LP Units, will be described in a prospectus supplement.

The Partnership’s limited partnership agreement authorizes it to establish one or more classes, or one or more series of any such classes of Preferred LP Units with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Preferred LP Units), as shall be fixed by the General Partner, in its sole discretion, including: (i) the right to share in our profits and losses or items thereof; (ii) the right to share in our distributions; (iii) rights upon the dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, we may or shall be required to redeem the Preferred LP Units (including sinking fund provisions); (v) whether such Preferred LP Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Preferred LP Unit will be issued, evidenced by certificates, and assigned or transferred; and (vii) the requirement, if any, of each holder of Preferred LP Units to consent to certain partnership matters.

As of December 31, 2019, the Partnership had outstanding 2,885,496 Class A Preferred Limited Partnership Units, Series 5; 7,000,000 Class A Preferred Limited Partnership Units, Series 7; 8,000,000 Class A Preferred Limited Partnership Units, Series 9; 10,000,000 Class A Preferred Limited Partnership Units, Series 11; 10,000,000 Class A Preferred Limited Partnership Units, Series 13; and 7,000,000 Class A Preferred Limited Partnership Units, Series 15.

The issuance of Preferred LP Units may have the effect of discouraging, delaying or preventing a change of control of us. The issuance of Preferred LP Units with voting and conversion rights may adversely affect the voting power of the holders of our LP Units.

PLAN OF DISTRIBUTION

New Issues

The Partnership may sell Units to or through underwriters or dealers. The distribution of Units may be effected from time to time in one or more transactions at a negotiated fixed price or prices, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices. In connection with the sale of Units, underwriters may receive compensation from the Partnership or from purchasers of Units for whom they may act as agents in the form of concessions or commissions.

The prospectus supplement relating to Units will also set forth the terms of the offering of Units, including the names of any underwriters or agents, the purchase price or prices of the offered Units, the offering price, the proceeds to the Partnership from the sale of the offered Units, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

Under agreements which may be entered into by the Partnership, underwriters and dealers who participate in the distribution of Units may be entitled to indemnification by the Partnership against certain liabilities, including liabilities under securities legislation in several of the provinces and territories of Canada and in the United States, or to contribution with respect to payments which those underwriters or dealers may be required to make in respect thereof. Those underwriters and dealers may be customers of, engage in transactions with, or perform services for, Brookfield Renewable in the ordinary course of business.

The Units (other than a secondary offering as detailed below) will be a new issue of securities. Certain broker-dealers may make a market in the Units but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Units or as to the liquidity of the trading market for the Units.

In connection with any underwritten offering of Units, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Units offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offerings

Selling unitholder(s) may offer and sell all or a portion of the Units beneficially owned by them directly or through one or more underwriters or dealers. Unless otherwise specified in a prospectus supplement, the selling unitholder(s) will be responsible for underwriting discounts or commissions or agent’s commissions. The selling unitholder(s) may sell its or their Units in one or more transactions at negotiated fixed prices, at prevailing market prices at the time of the sale, or at varying prices determined at the time of sale. These sales may be effected in transactions which may be structured as block trades or using any other method permitted pursuant to applicable laws, rules and regulations, as described in the applicable prospectus supplement.

Underwriters or dealers may receive commissions in the form of discounts, concessions or commissions from the selling unitholder(s). In connection with sales of its Units or otherwise, selling unitholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Units in the course of hedging in positions they assume. The selling unitholder(s) may also sell its or their Units short and deliver Units covered by this prospectus to close out short positions and to return borrowed securities in connection with such short sales. The selling unitholder(s)  may also loan or pledge the Units to broker-dealers that in turn may sell such Units.

SELLING UNITHOLDERS

Information about selling unitholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings the Partnership makes with the SEC under the Exchange Act and incorporated by reference.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

The Partnership is organized under the laws of Bermuda. A substantial portion of the Partnership’s assets may be located outside of Canada and the United States and certain of the directors of the General Partner, as well as certain of the experts named in this prospectus, may be residents of jurisdictions outside of Canada and the United States. The Partnership has expressly submitted to the jurisdiction of certain state and federal courts in New York and of the Ontario courts and has appointed an attorney for service of process in Ontario and in the United States. However, it may be difficult for investors to effect service within Ontario or elsewhere in Canada or the United States upon those directors of the General Partner and experts who are not residents of Canada or the United States. Furthermore, it may be difficult to realize upon or enforce in Canada or the United States any judgment of a court of Canada or the United States against the Partnership, the directors of the General Partner or the experts named in this prospectus since a substantial portion of the Partnership’s assets and the assets of such persons may be located outside of Canada and the United States.

The Partnership has been advised by counsel that there is no treaty in force between Canada and Bermuda or the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian or U.S. judgment would be capable of being the subject of enforcement proceedings in Bermuda against the Partnership, the directors of the General Partner or the experts named in this prospectus depends on whether the Canadian or U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over the Partnership, the directors of the General Partner or the experts named in this prospectus, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would issue a final and conclusive judgment in personam in respect of a judgment obtained in a

Canadian or U.S. court pursuant to which a defined sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a judgment as long as (i) the Canadian or U.S. court had proper jurisdiction over the parties subject to the Canadian or U.S. judgment; (ii) the Canadian or U.S. court did not contravene the rules of natural justice of Bermuda; (iii) the Canadian or U.S. judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the Canadian or U.S. judgment by the courts of Bermuda; and (vi) there is due compliance with the applicable common law rules in Bermuda governing the enforcement of a foreign judgment.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian or U.S. federal securities laws that is either penal in nature or contrary to public policy. It is the advice of the Partnership’s Bermuda counsel that an action brought pursuant to a public or penal law (including specified remedies under Canadian securities law or U.S. federal securities law), the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be enforced by a Bermuda court. Further, no claim may be brought in Bermuda against the Partnership, the directors of the General Partner or the experts named in this prospectus in the first instance for a violation of Canadian securities laws or U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

LEGAL MATTERS

Unless otherwise specified in any applicable prospectus supplement, the validity of the Units and certain other legal matters with respect to the laws of Bermuda will be passed upon, on behalf of the Partnership, by Appleby (Bermuda) Limited, Bermuda counsel to the Partnership. As of the date hereof, the partners and other attorneys of Appleby (Bermuda) Limited beneficially own, directly or indirectly, in aggregate, less than one percent of the Partnership’s securities.

EXPERTS

The consolidated financial statements of the Partnership, incorporated in this prospectus by reference from the Partnership’s Annual Report, and the effectiveness of the Partnership’s internal control over financial reporting, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Ernst & Young LLP are located at Ernst & Young Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3.

The consolidated financial statements of TerraForm Power for the year ended December 31, 2018, incorporated in this prospectus by reference from Amendment No. 2 of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, and the effectiveness of TerraForm Power’s internal control over financial reporting as of December 31, 2018, excluding the internal control over financial reporting of Saeta Yield S.A., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon and incorporated herein by reference, which as to the report on the consolidated financial statements of TerraForm Power is based in part on the report of Deloitte, S.L., independent registered public accounting firm, in connection with the consolidated financial statements of TERP Spanish HoldCo, S.L. and subsidiaries as of December 31, 2018, and for the period from June 12, 2018 to December 31, 2018. The report on the effectiveness of TerraForm Power’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Saeta Yield S.A. from the scope of such firm’s audit of internal control over financial reporting, which conclude, among other things, that TerraForm Power did not maintain effective internal control over financial reporting as of December 31, 2018, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework, because of the effects of the material weaknesses described in such reports. The consolidated financial statements of TerraForm Power are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of TerraForm Power as of December 31, 2017, and for each of the years in the two-year period ended December 31, 2017, have been incorporated in this prospectus by reference from Amendment No. 2 of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 in reliance upon the report of KPMG LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing. The address of KPMG LLP is 8350 Broad St #900, McLean, VA 22102.

The consolidated financial statements of TERP Spanish HoldCo, S.L. (Sociedad unipersonal) and subsidiaries as of December 31, 2018, and for the period from June 12, 2018 to December 31, 2018 have been audited by Deloitte, S.L., independent registered public accounting firm, whose report thereon is incorporated by reference herein in reliance upon such firm’s authority as experts in accounting and auditing. The offices of Deloitte, S.L. are located at Plaza Pablo Ruiz Pirasso, 1, Torre Picasso, 28020, Madrid, Spain.

EXPENSES

The following are the estimated expenses of the offering of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by the Partnership.

SEC registration fees		$ *
NYSE supplemental listing fees		**
Transfer agent fees		**
Printing costs		**
Legal fees and expenses		**
Accounting fees and expenses		**
Miscellaneous		**

Total	$	**

*

The Partnership is registering an indeterminate amount of securities under the registration statement of which this prospectus forms a part and in accordance with Rules 456(b) and 457(r), the Partnership is deferring payment of all of the registration fee.

**	The applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

10,236,000 Limited Partnership Units

BROOKFIELD RENEWABLE PARTNERS L.P.

Prospectus Supplement

                    , 2020

Scotiabank

TD Securities

CIBC Capital Markets